

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	06/01/2010 - 06/30/2010

Summary

Issued & Outstanding Opening Balance : 51,375,206 As at : 06/01/2010

	Effect on Issued & Outstanding Securities
Employee Stock Option Plan	21,000
Other Issuances and Cancellations	-20,000
Issued & Outstanding Closing Balance :	51,376,206

SUPPL

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: 710,400 As at : 06/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2010	N		21,000		
Totals		0	21,000	0	0

Filer's comment
TSX Reserved = 2,282,900 TSX Available = 1,593,500

Stock Options Outstanding Closing Balance: 689,400 As at : 06/30/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2010	Issuer Bid	-22,000
06/30/2010	Conversion (General)	2,000
Totals		-20,000

Filer's comment
Transfer agent amended their month end reporting to ATCO Ltd. on July 12, 2010

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/12/2010
Last Updated:	07/12/2010

dlw 7/28

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	06/01/2010 - 06/30/2010

Summary

Issued & Outstanding Opening Balance :	6,859,258	As at :	06/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,000		
Issued & Outstanding Closing Balance :	6,857,258		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2010	Conversion (General)	-2,000

Filer's comment

Transfer agent provided an amended month end confirmation letter to ATCO Ltd. on July 12, 2010

Totals	-2,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/12/2010
Last Updated:	07/12/2010